Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Earnings:
Income before income taxes	$24,109	$36,285	$35,023	$62,175
Less: Capitalized interest	(3,871)	(1,810)	(7,669)	(3,386)
Add:
Fixed charges	41,003	27,426	76,817	51,679
Amortization of capitalized interest	193	142	374	276
Adjusted earnings	$61,434	$62,043	$104,545	$110,744
Fixed charges:
Interest expense	$24,708	$12,165	$44,802	$21,656
Amortization of debt costs	659	354	1,223	684
Rent expense representative of interest	15,636	14,907	30,792	29,339
Total fixed charges	$41,003	$27,426	$76,817	$51,679
Ratio of earnings to fixed charges	1.50	2.26	1.36	2.14